Exhibit 1.02

CDC Games Signs Agreement to Acquire OPTIC Games Division of CITIC Pacific

Acquisition Will Add Development Experience and Infrastructure of a Leading China-Based Games
Publisher

Beijing, June 11, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that it has signed a binding term sheet to acquire OPTIC, the online games publishing division of CITIC Pacific and the parties expect to complete the definitive documentation for this transaction shortly. OPTIC is recognized as one of the foremost brands in online games in China with several popular online game titles including SHAIYA , MIR III and EVE.

OPTIC has through its successful 4 year operating history established itself as one of the leading games publishers in China. SHAIYA, is a Korean massive multiplayer online fantasy role playing game launched in China in November 2006 and was ranked as one of the most anticipated online games in China last year. MIR III is the latest installment of the legendary MIR series which is considered one of the most popular online game titles ever introduced in China. EVE Online is a hardcore massive multiplayer online space strategy game from Iceland which has frequently been the number one game on www.mmorpg.com, a leading English language game portal. EVE Online was launched in China in June 2006.

OPTIC will continue to operate its strong portfolio of existing games under its own well known brand and will also serve as another powerful platform to launch CDC’s deep pipeline of games in coming months to provide more diversity and choice to games in China. OPTIC also brings deep experience in launching new games and the operational expertise needed to successfully host multiple games from a common platform. OPTIC’s robust billing and universal log-on system will facilitate the cross selling of our games portfolio to its 38 million registered users.

CDC Games will also leverage OPTIC’s proficiency and experience in the game launch process, in support of the much anticipated release of Special Force which is now in open beta testing throughout China. The CDC Games launch team will join forces with OPTIC to maximize their technical, marketing and distribution efforts as Special Force moves toward its commercial launch which is currently targeted for the end of June, 2007.

“Similar to the success we have achieved at CDC Software, I am now focused on growing CDC Games into one of the world’s leading online games companies,” said Peter Yip, CEO of CDC Games. “Our growth will be driven through organic investment as well as well targeted and synergistic acquisitions such as OPTIC. They bring a wealth of deployment and operating expertise at a critical time as we prepare to launch a variety of new games in the CDC Games pipeline. OPTIC also brings a strong complement of new and established games as well as a development pipeline of their own. OPTIC will serve another platform to launch the many exciting and anticipated games in the CDC pipeline. We expect OPTIC to be earnings accretive acquisition.”

“We are looking forward to joining the CDC Games family upon the completion of this acquisition,” said John Huen of OPTIC. “We believe that their global presence, strategic vision and dedicated focus will be of great assistance and support to OPTIC as we continue to grow and expand in our quest to be the one of the top online games companies in China. CDC Games’ pipeline of titles would greatly complement our existing portfolio to help us better serve the needs of the increasingly differentiating market segments of gamers in China.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 50 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About CITIC Pacific
CITIC Pacific is incorporated in Hong Kong and publicly traded on the Hong Kong Stock Exchange. CITIC Pacific’s largest shareholder is CITIC Hong Kong (Holdings) Ltd., a wholly owned subsidiary of CITIC in Beijing, Peoples’ Republic of China. CITIC Pacific has great experience and expertise in operating businesses in China both on the mainland and Hong Kong as well as overseas. With an international management and excellent standards of corporate governance, its focus is on special steel manufacturing, iron ore mining, property development in mainland China and other actively managed businesses.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to make a commercial release of Special Force before the end of Q2 2007, the ability of CDC Games and CITIC Pacific to complete the acquisition, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to agree on definitive documentation with CITIC; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com